December 2, 2010

Via EDGAR Filing
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., N.E., Stop 4631
Washington, D.C. 20549

Re:          Akeena Solar, Inc.
Form 10-K for the Year ended December 31, 2009
Forms 10-Q for the Periods Ended March 31, 2010 and June 30, 2010
Definitive Proxy filed on March 19, 2010
File No. 1-33695

Dear Mr. Decker:

We have received your comment letter dated November 10, 2010 in regard to our Form 10-K for the year ended December 31, 2009, our Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010, and our Definitive Proxy Statement on Schedule 14A filed on March 19, 2010.  To facilitate your review, we repeat the captions and paragraphs from your comment letter, and are providing the following responses to the comments.

Form 10-K for the year ended December 31, 2009

Suppliers, page 8

1.	In future filings, please file material agreements such as the one with Enphase Energy as exhibits.

Supplementally, we advise the Staff that we consider the materiality of our agreements at the time of their initial effectiveness and then review their materiality on a periodic basis in conjunction with the preparation of our periodic reports.  We base our determination as to whether any are material agreements that are required to be filed as exhibits in accordance with Item 601(b)(10) of Regulation S-K (“Item 601(b)(10)”).  We recognize that a particular commercial contract may not initially be material, and that its materiality may change over time if the commercial relationship grows in significance or our business changes.

With regard to our agreement with Enphase Energy, and our other agreements with OEM manufacturers of components we purchase, we advise the Staff that in prior periods we concluded that those agreements did not meet the criteria for “material contracts” for purposes of Item 601(b)(10), and were therefore not required to be filed as exhibits, either at the time they were executed or at the time of our Form 10-K for the year ended December 31, 2009.  In particular, we believe that these contracts are each “such as ordinarily accompanies the kind of business” we conduct, and therefore are “deemed to have been made in the ordinary course of business and need not be filed” unless they fall within one of the specified categories. We do not believe that our business was substantially dependent on our contract with any particular component manufacturer. With respect to Enphase, we did not begin selling products with Enphase components until June 2009.  Even then, only a portion of our sales consisted of products including Enphase components.  Subsequent to 2009, our sales of products including Enphase components have increased, but only recently to a level that could be considered significant.  Several competitors to Enphase exist from whom we could potentially buy substitute products.  It would also be possible to purchase components from Enphase on a purchase order basis, similar to many of their other customers.

However, we note that we announced in September of 2010 that we would be exiting from our historical installation business and focusing our operations on our distribution business.  Our distribution business has grown incrementally since this time.  We are mindful that this change to our business means we are currently more dependent upon our distribution capabilities and upon particular supply relationships than we were historically.  Consequently, we plan to reevaluate the materiality of our commercial agreements, including our agreement with Enphase Energy, on the basis of the criteria under Item 601(b)(10) in conjunction with the preparation of our Form 10-K for the year ending December 31, 2010, and to determine based on our current circumstances whether we have additional agreements which are required to be filed as exhibits with our future filings.

Intellectual Property, page 8

2.	In future filings, please disclose the duration of your patent. Please refer to Item 101(h)(4)(vii) of Regulation S-K.

In future Form 10-K filings, we will include disclosure of the duration of our patents that we describe in the intellectual property discussion included in “Item 1.  Business.”

Contractual Obligations, page 24

3.
In future filings, please revise your table of contractual obligations to include all of your contractual obligations, including but not limited to your debt agreements and estimated interest payments on your debt agreements based on its current terms.  Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.  Please also disclose any assumptions you made to derive these amounts in a footnote to the table.  Please show us in your supplemental response what the revisions will look like.

Supplementally, we advise the Staff that our table of contractual obligations on page 24 included all of our contractual obligations, including all our debt agreements.  The vehicle loans line item in the contractual obligations table matches the current portion of long-term debt and long-term debt, less current portion, line items on our Balance Sheet.  Similarly, the capital lease line in the contractual obligations table matches the current portion of capital lease obligations and long-term capital lease obligations, less current portion, line items on the Balance Sheet.  We did not include estimated interest payments on the debt agreements for future periods.  In our future Form 10-K filings, we will include estimated interest payments in the table.  The draft text below reflects our proposed revisions to the Contractual Obligations table to include estimated interest payments:

Contractual Obligations

The following table summarizes future cash payments to be made under our existing contractual obligations at December 31, 2009:

	Payments Due
Obligation	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating leases (1)	$1,037,199	$632,751	$404,448	$—	$—
Long-term debt obligations (2)	622,775	250,246	372,529	—	—
Capital leases obligations (2)	21,384	18,639	2,745	—	—
	$1,681,358	$901,636	$779,722	$—	$—

(1)	During the year ending December 31, 2010, we expect to receive $49,000 related to a sublease. Our anticipated cash payments for operating leases have been reduced by this amount.

(2)
Amounts represent total anticipated cash payments, including anticipated interest payments based on the terms of each agreement that are not recorded on our consolidated balance sheets. Included in long-term debt and capital lease obligations is $47,345 and $570, respectively, in anticipated future interest expense.

Financial Statements

Consolidated Statement of Operations, page 30

4.
On page 41, you disclose that you do not allocate depreciation expense to cost of sales.  In future filings, please revise your presentation on the face of your statements of operations and throughout the filing to comply with SAB Topic 11:B.  Since the cost of sales line item is exclusive of depreciation, please remove the gross profit line item from your statement of operations and elsewhere throughout the filing.  In addition, please ensure that your disclosures through the filing relating to cost of sales indicate that it is exclusive of depreciation.  Please show us in your supplemental response what the revisions will look like.

Supplementally, we advise the Staff that, in the past, we have not allocated depreciation expense to cost of sales.  On September 10, 2010, we announced that we would be expanding our distribution business to include sales of our Westinghouse Solar Power Systems directly to dealers in California, and exiting our solar panel installation business.  As a result, beginning with the 2010 third quarter, our installation business was reclassified in our financial statements as discontinued operations.  Prospectively, beginning in the fourth quarter of 2010, due to our change in business model to a manufacturing and distribution business, we will include an element of depreciation in cost of sales. Prior to the fourth quarter of 2010, substantially all of our depreciation was related to our discontinued installation operation. Depreciation related to our ongoing distribution business was immaterial.  As such, we will continue to include the gross profit line item in our statement of operations and elsewhere in our filing.

5.	The term “gross profit before revaluation of inventory” appears to be a Non-GAAP financial measure. In future filings, please provide the following:

•	Please revise your statement of operations to remove this Non-GAAP financial measure pursuant to Item 10(e)(1)(ii)(C) of Regulation S-K;

•	Since you present and discuss this Non-GAAP measure throughout your filing, please also revise your filing to include the disclosures required by Items 10(e)(1)(i) of Regulation S-K; and

•
If you present this Non-GAAP measure outside of the financial statements in a table similar to the tables on pages 18 and 20, please revise your tables to remove this Non-GAAP measure to another data section of the table.  This Non-GAAP financial measure should not be imbedded within the GAAP financial data.

Please show us in your supplemental response what the revisions will look like.

Supplementally, we advise the Staff that on September 10, 2010, we announced that we would be expanding our distribution business to include sales of our Westinghouse Solar Power Systems directly to dealers in California, and exiting our solar panel installation business.  As a result, beginning with the 2010 third quarter, our installation business was reclassified in our financial statements as discontinued operations.  As a result, the revaluation of inventory charge of $2,646,292 in 2008 will be included within the loss from discontinued operations line item in our future filings, and the term “gross profit before revaluation of inventory” will not be presented on the consolidated statements of operations or in the tables in our future filings.

Certifications

6.	In future filings, please include the certifying individual’s title at the end of the certification.

Supplementally, we advise the Staff that titles were inadvertently omitted from two certifications in the Form 10-K, and we note that they are already included with respect to our Form 10-Q filings for 2010.  In future filings, we will include each certifying individual’s title at the end of their certification.

Form 10-Q for the Period Ended June 30, 2010

General

7.	Please address the comments above in your interim filings as well.

In future filings, we will similarly address the foregoing comments in our interim filings, as appropriate.

Definitive Proxy Statement on Schedule 14A

General

8.
In future filings, please disclose the extent of the board’s role in the risk oversight of the registrant, such as how the board administers its oversight function, and the effect that this has on the board’s leadership structure.  Please refer to Item 407(h) of Regulation S-K.

In future proxy statement filings, we will add disclosure regarding the extent of our board’s role in risk oversight and the effect that has on our board’s leadership structure, as contemplated by Item 407(h) of Regulation S-K.

Akeena Solar, Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the referenced filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (408) 402-9471 if you have any additional comments or questions regarding our response.

Sincerely yours,

/s/ Margaret R. Randazzo

Margaret R. Randazzo
Chief Financial Officer
Akeena Solar, Inc.

cc:  Brian Finnegan, Burr, Pilger & Mayer LLP
   Bradley J. Rock, DLA Piper LLP (US)